File No. 074-00015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT

For the quarter ended June 30, 2004

Filed Pursuant to Rule 58 of the Public Utility Holding Company
Act of 1935

by
AMERICAN ELECTRIC POWER COMPANY, INC.
1 Riverside Plaza, Columbus, Ohio 43215

AMERICAN ELECTRIC POWER COMPANY, INC.
FORM U-9C-3
For the Quarter Ended June 30, 2004

CONTENTS

ITEM 1 - Organization Chart

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions

ITEM 3 - Associated Transactions

ITEM 4 - Summary of Aggregate Investment

ITEM 5 - Other Investments

ITEM 6 - Financial Statements and Exhibits
Statements of Income
Balance Sheets
Exhibits

ITEM 1 — ORGANIZATION CHART

Company names are indented and numbered to identify them as subsidiaries of the company that is listed immediately above them at the next tier. Some companies are subsidiaries of more than one company. The reference code for each subsidiary refers to the supplemental schedule to the organization chart that provides details regarding date and state of organization, nature of business, etc. required to be reported under Item 1.

Reference Code
00. American Electric Power Company, Inc. (Parent of Rule 58 Companies shown below)
01. American Electric Power Service Corporation (Not a Rule 58 Company)
01. AEP C&I Company, LLC	1
02. AEP Texas Commercial & Industrial Retail GP, LLC	2
03. AEP Texas Commercial & Industrial Retail Limited Partnership	3
02. AEP Texas Commercial & Industrial Retail Limited Partnership	3
02. AEP Gas Power GP, LLC	4
03. AEP Gas Power Systems, LLC	5
02. REP Holdco, LLC	6
03. Mutual Energy SWEPCO LLC	7
03. REP General Partner LLC	8
04. Mutual Energy SWEPCO LLC	7
01. AEP Coal, Inc.	9
02. Snowcap Coal Company, Inc.	10
02. AEP Kentucky Coal, LLC	11
02. AEP Ohio Coal, LLC	12
02. AEP West Virginia Coal, Inc.	13
02. Springdale Land, LLC	14
01. AEP Energy Services, Inc.	15
01. AEP Investments, Inc. (Not a Rule 58 Company)
02. AEP EmTech, LLC	16
03. Universal Supercapacitors, LLC	17
03. Integrated Fuel Cell Technologies, Inc.	18
03. Distribution Vision 2010, LLC	19
02. Dynelec, Inc.	20
02. Intercontinental Exchange Inc.	21
02. PowerSpan Corp.	22
02. AEMT, Inc.	23
02. Enerwise Global Technologies, Inc.	24
02. Powerware Solutions, Inc.	25
02. PHPK Technologies, Inc.	26
01. Mutual Energy LLC	27
02. AEP Ohio Retail Energy, LLC	28
01. AEP Power Marketing, Inc.	29
02. AEP Coal Marketing, LLC	30
02. AEP Emissions Marketing, LLC	31
01. AEP T&D Services, LLC	32
01. AEP Pro Serv, Inc. (Not a Rule 58 Company)
02. Diversified Energy Contractors Company, LLC	33
03. DECCO II LLC	34
04. Diversified Energy Contractors, LP	35
03. Diversified Energy Contractors, LP	35
02. United Sciences Testing, Inc.	36
01. AEP Texas POLR, LLC	37
02. AEP Texas POLR GP, LLC	38
03. POLR Power, LP	39
02. POLR Power, LP	39
01. AEP Utilities, Inc. (Not a Rule 58 Company)
02. Southwestern Electric Power Company (Not a Rule 58 Company)
03. The Arklahoma Corporation	40
03. Southwest Arkansas Utilities Corporation	41
03. Dolet Hills Lignite Company, LLC	42
02. CSW Energy, Inc. (Not a Rule 58 Company)
03. CSW Development-I, Inc.	43
04. Polk Power GP II, Inc.	44
05. Polk Power GP, Inc.	45
06. Polk Power Partners, LP	46
07. Mulberry Holdings, Inc.	47
04. CSW Mulberry II, Inc.	48
05. CSW Mulberry, Inc.	49
04. Polk Power Partners, LP	46
05. Mulberry Holdings, Inc.	47
04. Noah I Power GP, Inc.	50
05. Noah I Power Partners, LP	51
06. Brush Cogeneration Partners	52
04. Noah I Power Partners, LP	51
05. Brush Cogeneration Partners	52
04. Orange Cogeneration GP II, Inc.	53
05. Orange Cogeneration GP, Inc.	54
06. Orange Cogeneration Limited Partnership	55
07. Orange Cogen Funding Corp.	56
08. Orange Holdings, Inc.	57
04. CSW Orange II, Inc.	58
05. CSW Orange, Inc.	59
06. Orange Cogeneration Limited Partnership	55
07. Orange Cogen Funding Corp.	56
08. Orange Holdings, Inc.	57
03. CSW Ft. Lupton, Inc.	60
04. Thermo Cogeneration Partnership, LP	61
03. CSW Sweeny GP I, Inc.	62
04. CSW Sweeny GP II, Inc.	63
05. Sweeny Cogeneration Limited Partnership	64
03. CSW Sweeny LP I, Inc.	65
04. CSW Sweeny LP II, Inc.	66
05. Sweeny Cogeneration Limited Partnership	64
03. CSW Power Marketing, Inc.	67
03. CSW Services International, Inc.	68
02. CSW Energy Services, Inc.	69
03. Nuvest, LLC	70
04. National Temporary Services, Inc.	71
05. Octagon, Inc.	72
04. Numanco, LLC	73
05. NuSun, Inc.	74
06. Sun Technical Services, Inc.	75
06. Calibration and Testing Corporation	76
05. ESG, LLC	77
05. Numanco Services, LLC	78

Item 1 - Organization Chart (Continued)

	NAME OF REPORTING COMPANY	ENERGY OR GAS- RELATED COMPANY	DATE OF ORGAN- IZATION	STATE OF ORGAN- IZATION	PERCENTAGE OF VOTING SECURITIES HELD DIRECTLY OR INDIRECTLY BY AMERICAN ELECTRIC POWER COMPANY	NATURE OF BUSINESS
1	AEP C&I Company, LLC	Energy	10/10/00	Delaware	100.00%	Marketing of natural gas, electricity or energy related products

2	AEP Texas Commercial & Industrial Retail GP, LLC	Energy	12/11/00	Delaware	100.00%	Marketing of natural gas, electricity or energy related products

3	AEP Texas Commercial & Industrial Retail Limited Partnership	Energy	12/12/00	Delaware	100.00%	Marketing of natural gas, electricity or energy related products

4	AEP Gas Power GP, LLC	Energy	12/19/00	Delaware	100.00%	Distributed generation products

5	AEP Gas Power Systems, LLC	Energy	07/09/96	Delaware	75.00%	Distributed generation products

6	REP Holdco, LLC	Energy	04/04/01	Delaware	100.00%	Marketing of natural gas, electricity or energy related products

7	Mutual Energy SWEPCO LLC	Energy	04/04/01	Delaware	100.00%	Marketing of natural gas, electricity or energy related products

8	REP General Partner LLC	Energy	04/04/01	Delaware	100.00%	Marketing of natural gas, electricity or energy related products

9	AEP Coal, Inc.	Energy	10/29/01	Nevada	100.00%	Coal mining

10	Snowcap Coal Company, Inc.	Energy	10/29/01	Delaware	100.00%	Coal mining

11	AEP Kentucky Coal, LLC	Energy	10/29/01	Delaware	100.00%	Coal mining

12	AEP Ohio Coal, LLC	Energy	10/26/01	Delaware	100.00%	Coal mining

13	AEP West Virginia Coal, Inc.	Energy	10/29/01	Nevada	100.00%	Coal mining

14	Springdale Land, LLC	Energy	02/11/03	Delaware	100.00%	Coal mining

15	AEP Energy Services, Inc.	Energy	09/24/96	Ohio	100.00%	Broker and market energy commodities

16	AEP EmTech, LLC	Energy	01/03/01	Delaware	100.00%	Development + commercialization of electrotechnologies

17	Universal Supercapacitors, LLC	Energy	04/16/02	Delaware	50.00%	Energy investments

18	Integrated Fuel Cell Technologies, Inc.	Energy	04/04/01	Delaware	0.10%	Energy investments

19	Distribution Vision 2010, LLC	Energy	10/02/01	Delaware	20.00%	Energy investments

20	Dynelec, Inc.	Energy	06/03/94	Ohio	1.20%	Energy investments

21	Intercontinental Exchange, Inc.	Energy	06/16/00	Delaware	5.30%	Marketing of natural gas, electricity, or energy-related products

22	Powerspan Corp	Energy	05/15/97	Delaware	9.80%	Energy Investments

23	AEMT, Inc.	Energy	12/23/97	Florida	27.00%	Energy Investments

24	Enerwise Global Technologies, Inc.	Energy	03/02/01	Delaware	5.00%	Energy investments

25	Powerware Solutions, Inc.	Energy	02/15/94	Texas	4.00%	Energy Investments

26	PHPK Technologies, Inc.	Energy	07/01/91	Ohio	40.40%	Energy Investments

27	Mutual Energy LLC	Energy	12/17/99	Delaware	100.00%	Marketing of natural gas, electricity or energy related products

28	AEP Ohio Retail Energy, LLC	Energy	09/05/00	Delaware	100.00%	Marketing of natural gas, electricity or energy related products

29	AEP Power Marketing, Inc.	Energy	07/22/96	Ohio	100.00%	Marketing of natural gas, electricity or energy related products

30	AEP Coal Marketing, LLC	Energy	01/22/03	Delaware	100.00%	Marketing of natural gas, electricity or energy related products

31	AEP Emissions Marketing, LLC	Energy	01/22/03	Delaware	100.00%	Marketing of natural gas, electricity or energy related products

32	AEP T&D Services, LLC	Energy	12/12/00	Delaware	100.00%	Energy services including operations, supply chain, transmission and distribution

33	Diversified Energy Contractors Company, LLC	Energy	07/03/97	Delaware	100.00%	Non-regulated energy-related services and projects

34	DECCO II LLC	Energy	08/08/97	Delaware	100.00%	Non-regulated energy-related services and projects

35	Diversified Energy Contractors, LP	Energy	08/18/97	Delaware	100.00%	Non-regulated energy-related services and projects

36	United Sciences Testing, Inc.	Energy	05/07/97	Delaware	100.00%	Coal cleaning technology

37	AEP Texas POLR, LLC (aka AEP Texas Retail GP, LLC)	Energy	12/11/00	Delaware	100.00%	Marketing of natural gas, electricity or energy related products

38	AEP Texas POLR GP, LLC	Energy	11/14/01	Delaware	100.00%	Marketing of natural gas, electricity or energy related products

39	POLR Power, LP	Energy	11/14/01	Delaware	100.00%	Marketing of natural gas, electricity or energy related products

40	The Arklahoma Corporation	Energy	05/16/47	Arkansas	44.20%	Electric transmission

41	Southwest Arkansas Utilities Corporation	Energy	03/21/28	Arkansas	100.00%	Real estate

42	Dolet Hills Lignite Company, LLC	Energy	04/09/01	Delaware	100.00%	Coal mining

43	CSW Development-I, Inc.	Energy	12/06/90	Delaware	100.00%	Independent power plant/ qualifying facility

44	Polk Power GP II, Inc.	Energy	03/20/95	Delaware	50.00%	Independent power plant/ qualifying facility

45	Polk Power GP, Inc.	Energy	09/18/91	Delaware	100.00%	Independent power plant/ qualifying facility

46	Polk Power Partners, LP	Energy	02/19/92	Delaware	50.50%	Independent power plant/ qualifying facility

47	Mulberry Holdings, Inc.	Energy	10/28/99	Delaware	100.00%	Independent power plant/ qualifying facility

48	CSW Mulberry II, Inc.*	Energy	03/21/95	Delaware	100.00%	Independent power plant/ qualifying facility

49	CSW Mulberry, Inc.	Energy	02/03/94	Delaware	100.00%	Independent power plant/ qualifying facility

50	Noah I Power GP, Inc.	Energy	05/14/91	Delaware	100.00%	Independent power plant/ qualifying facility

51	Noah I Power Partners, LP	Energy	05/16/92	Delaware	96.00%	Independent power plant/ qualifying facility

52	Brush Cogeneration Partners	Energy	11/01/91	Colorado	50.00%	Independent power plant/ qualifying facility

53	Orange Cogeneration GP II, Inc.	Energy	03/16/95	Delaware	50.00%	Independent power plant/ qualifying facility

54	Orange Cogeneration GP, Inc.	Energy	02/05/93	Delaware	100.00%	Independent power plant/ qualifying facility

55	Orange Cogeneration Limited Partnership	Energy	02/05/93	Delaware	50.50%	Independent power plant/ qualifying facility

56	Orange Cogen Funding Corp.	Energy	12/23/96	Delaware	100.00%	Independent power plant/ qualifying facility

57	Orange Holdings, Inc.	Energy	10/28/99	Delaware	100.00%	Independent power plant/ qualifying facility

58	CSW Orange II, Inc.*	Energy	03/16/95	Delaware	100.00%	Independent power plant/ qualifying facility

59	CSW Orange, Inc.	Energy	04/21/93	Delaware	100.00%	Independent power plant/ qualifying facility

60	CSW Ft. Lupton, Inc.	Energy	04/01/93	Delaware	100.00%	Independent power plant/ qualifying facility

61	Thermo Cogeneration Partnership, LP	Energy	03/17/93	Delaware	50.00%	Independent power plant/ qualifying facility

62	CSW Sweeny GP I, Inc.	Energy	09/06/95	Delaware	100.00%	Independent power plant/ qualifying facility

63	CSW Sweeny GP II, Inc.	Energy	09/06/95	Delaware	100.00%	Independent power plant/ qualifying facility

64	Sweeny Cogeneration Limited Partnership	Energy	10/10/95	Delaware	50.00%	Independent power plant/ qualifying facility

65	CSW Sweeny LP I, Inc.	Energy	09/06/95	Delaware	100.00%	Independent power plant/ qualifying facility

66	CSW Sweeny LP II, Inc.	Energy	09/06/95	Delaware	100.00%	Independent power plant/ qualifying facility

67	CSW Power Marketing, Inc.	Energy	03/08/96	Delaware	100.00%	Energy management

68	CSW Services International, Inc.*	Energy	03/19/97	Delaware	100.00%	Energy management

69	CSW Energy Services, Inc.*	Energy	09/24/97	Delaware	100.00%	Non-Regulated Energy-Related Services and Projects

70	Nuvest, LLC	Energy	02/20/96	Delaware	92.90%	Staff augmentation to power plants

71	National Temporary Services, Inc.	Energy	12/31/90	Pennsylvania	100.00%	Staff augmentation to power plants

72	Octagon, Inc.	Energy	11/05/93	Delaware	100.00%	Staff augmentation to power plants

73	Numanco, LLC	Energy	04/08/96	Oklahoma	100.00%	Staff augmentation to power plants

74	NuSun, Inc.	Energy	05/24/99	Delaware	100.00%	Staff augmentation to power plants

75	Sun Technical Services, Inc.	Energy	01/16/91	California	100.00%	Staff augmentation to power plants

76	Calibration and Testing Corporation	Energy	01/02/80	California	100.00%	Staff augmentation to power plants

77	ESG, LLC	Energy	11/27/96	Oklahoma	50.00%	Staff augmentation to power plants

78	Numanco Services, LLC	Energy	09/24/00	Oklahoma	100.00%	Staff augmentation to power plants

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:

Company Issuing Security	Type of Security Issued	Principal Amount of Security	Issue or Renewal	Cost of Capital	Person to Whom Security Was Issued	Collateral Given With Security	Consideration Received for Each Security
(in thousands)

None

CAPITAL CONTRIBUTIONS:

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contributions
(in thousands)

None

ITEM 3 — ASSOCIATED TRANSACTIONS

Part I — Transactions performed by reporting companies on behalf of associate companies

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
(in thousands)

Nuvest, LLC	AEP Texas Central Company - South Texas Project	Engineering	$2,628	$-	$-	$2,628

Nuvest, LLC	AEP Service Corporation - Regional Service Organization	Engineering	5,049	-	-	5,049

Nuvest, LLC	Indiana Michigan Company -
	DC Cook Plant	Engineering	3,281	-	-	3,281

Nuvest, LLC	Various AEP Utility
	Operating Companies	Engineering	3,534	-	-	3,534

	Total		$14,492	$-	$-	$14,492

ITEM 3 — ASSOCIATED TRANSACTIONS (CONTINUED)

Part II — Transactions performed by associate companies on behalf of reporting companies

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
			(in thousands)

American Electric Power Service Corporation	AEP Energy Services, Inc.	Administrative & Marketing	$1,494	$2,141	$-	$3,635

Houston Pipeline	AEP Energy Services, Inc.	Asset Management	6,250	-	-	6,250

Jefferson Island	AEP Energy Services, Inc.	Asset Management	1,250	-	-	1,250

CSW Energy, Inc.	Polk Power Partners, LP	Plant Services	716	210	-	926

CSW Energy, Inc.	Orange Cogeneration LP	Plant Services	510	211	-	721

CSW Services International Inc.	Sweeny Cogeneration LP	Plant Services	469	1,167	-	1,636

Total			$10,689	$3,729	$-	$14,418

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
	(in thousands)

Total consolidated capitalization
as of June 30, 2004	$22,210,000	(a)		Line 1
Total capitalization multiplied by 15%
(line 1 multiplied by 0.15)	3,331,000			Line 2
Greater of $50 million or line 2			$3,331,000	Line 3
Total current aggregate investment:
(categorized by major line of energy-related business)
Energy-related Category 1: Energy Services	-
Energy-related Category 5: Energy Marketing	1,891,566
Energy-related Category 7: Maintenance Services	52,498
Energy-related Category 8: Qualifying Facility	510,050
Energy-related Category 10: Other Form of Energy	125,814
Energy-related Category 2,3,4,6,9	69,575
Total current aggregate investment			2,649,503	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (Line 3 less Line 4)			$681,497	Line 5

(a)     Includes short-term debt.

Investments in gas-related companies:

      NONE

ITEM 5 — OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason for Difference in Other Investment
	(in thousands)

CSW Energy Services
Invested prior to
April 1, 1997	$2,696	$2,696	Amounts are excluded from Item 4

Independent power plant/ qualifying facility
Invested prior to
April 1, 1997	194,644	194,644	Amounts are excluded from Item 4

ITEM 6 — FINANCIAL STATEMENTS AND EXHIBITS

        List all financial statements and exhibits filed as a part of this report.

Financial Statements:
  Balance sheets and Income Statements for period ended June 30, 2004 are filed confidentially under a separate cover for:

    AEP C&I Company, LLC
    AEP Coal, Inc.
    AEP EmTech LLC
    AEP Energy Services, Inc.
    AEP Gas Power GP, LLC
    AEP Gas Power System GP, LLC
    AEP Power Marketing, Inc.
    AEP T&D Services, LLC
    AEP Texas C&I Retail LP
    AEP Texas C&I Retail GP, LLC
    AEP Texas GP, LLC
    CSW Development-I, Inc. (consolidated)
    CSW Energy, Inc. (consolidated)
    CSW Energy Services, Inc.
    CSW Ft. Lupton, Inc.
    CSW Power Marketing, Inc.
    CSW Services International Inc.
    Diversified Energy Contractors Company, LLC (DECCO)
    Dolet Hills Lignite Company, LLC
    Mutual Energy LLC (consolidated)
    Mutual Energy SWEPCO LP
    Nuvest, LLC
    POLR Power, LP
    REP General Partner LLC
    Sweeny Cogeneration LP

Exhibits:

1. Certificate stating that a copy of the U-9C-3 for the previous quarter has been filed with the Ohio, Kentucky, Virginia, West Virginia, Tennessee, Indiana, Arkansas, Louisiana, Oklahoma, Michigan and Texas State Commissions.

CERTIFICATE

        The undersigned certifies that he is the duly designated and acting Controller and Chief Accounting Officer of American Electric Power Company, Inc., a New York corporation (“AEP”), and that:

        AEP’s Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended June 30, 2004 (the “Quarterly Report on Form U-9C-3”) was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies (the “Specific State Commissions”).

        The names and addresses of the Specific State Commissions are:

  Indiana Utility Regulatory Commission
  302 West Washington Street, E 306
  Indianapolis, Indiana 46204

  Kentucky State Commission
  211 Sower Boulevard
  P.O. Box 615
  Frankfort, Kentucky 40602

  Michigan Public Service Commission
  6545 Mercantile Way
  P.O. Box 30221
  Lansing, Michigan 48909

  Public Service Commission of West Virginia
  201 Brooks Street
  P.O. Box 812
  Charleston, West Virginia 25323

  Tennessee Regulatory Authority
  460 James Robertson Parkway
  Nashville, Tennessee 37243-0505

  The Public Utilities Commission of Ohio
  180 East Broad Street
  Columbus, Ohio 43215

  Virginia State Corporation Commission
  1300 East Main Street
  P.O. Box 2118
  Richmond, Virginia 23216

  Arkansas Public Service Commission
  1000 Center
  P.O. Box 400
  Little Rock, AR 72203-0400

  Louisiana Public Service Commission
  One American Place
  P.O. Box 91154
  Baton Rouge, LA 70821-9154

  Oklahoma Corporation Commission
  2102 N. Lincoln Blvd.
  P.O. Box 52000-2000
  Oklahoma City, OK 73152-2000

  Public Utility Commission of Texas
  1701 N. Congress Avenue
  Austin, TX 78701

        IN WITNESS WHEREOF, I have hereunto set my hand as of the 25th day of August, 2004.

By /s/ Joseph M. Buonaiuto

Joseph M. Buonaiuto
Controller and Chief Accounting Officer
American Electric Power Company, Inc.

SIGNATURE

        The undersigned system company has duly caused this quarterly report to be signed on its behalf by the undersigned, thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.

AMERICAN ELECTRIC POWER COMPANY, INC.

By /s/ Joseph M. Buonaiuto

Joseph M. Buonaiuto
Controller and Chief Accounting Officer
American Electric Power Company, Inc.

August 25, 2004